Consent of Independent Registered Public Accounting Firm

Board of Directors

Occidental Petroleum Corporation

Occidental Petroleum Corporation Savings Plan:

We consent to the incorporation by reference in the registration statement (no. 333-83124) on Form S-8 of Occidental Petroleum Corporation of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for each of the years then ended, and the supplemental schedules, Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Occidental Petroleum Corporation Savings Plan.

(Signed) KPMG LLP

Los Angeles, California

June 29, 2009